COMMERCIAL REAL ESTATE SERVICES

CBRE Group, Inc. 2121 N. Pearl Street Suite 300 Dallas TX 75201 www.cbre.com

May 27, 2025

Mr. Peter McPhun

Ms. Jennifer Monick

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

Re:	CBRE Group, Inc.

Form 10-K for the year ended December 31, 2024

File No. 001-32205

Dear Mr. McPhun and Ms. Monick:

We are responding to your comment letter dated May 15, 2025, to CBRE Group, Inc. (the “Company”, “CBRE”, “we”, “our” or “us”) with respect to the above referenced document.

For ease of reference, we have repeated the comments of the Securities and Exchange Commission Staff (the “Staff”) in italics directly preceding our responses.

Form 10-K for the fiscal year ended December 31, 2024

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 47

1.

We note your adjustment for Non-cash depreciation and amortization expense related to certain assets attributable to acquisitions to arrive at Core net income attributable to CBRE Group, Inc., as adjusted. Please tell us and revise your filing to clarify the nature of this adjustment, including how it was derived. Further, please tell us and revise your filing to clarify why the exclusion of this expense provides useful information to investors. Please refer to Item 10(e) of Regulation S-K. This comment also applies to your presentation of this non-GAAP measure in your earnings release.

Response:

The Company respectfully acknowledges the Staff’s comment regarding the adjustment for Non-cash depreciation and amortization expense related to certain assets attributable to acquisitions to arrive at Core net income attributable to CBRE Group, Inc., as adjusted (“Core adjusted net income”). In response to the Staff’s comment, the Company notes that Core adjusted net income excludes the impact of amortization expense related to intangible assets, including customer relationships, trademarks, and depreciation expense related to technology (developed software), acquired as part of business combinations. The adjustment consists primarily of amortization of acquired intangible assets with an immaterial amount of depreciation related to acquired technology (i.e., 0.6% of the adjustment in 2024).

The Company excludes the amortization and depreciation expense related to acquired intangible assets from its calculation of Core adjusted net income as these items are not indicative of the Company’s current and future performance and are not necessary to analyze underlying business trends. The related amortization and depreciation expense varies significantly based on the timing and size of the acquisitions. In addition, the valuation of these assets is subjective and impacted by management’s judgments and estimates.

The Company believes that presentation of Core adjusted net income, excluding amortization and depreciation of assets acquired in business combinations, is useful to investors as a supplemental measure to evaluate the Company’s ongoing operating performance. In addition, the Company respectfully notes that many acquisitive companies exclude amortization and depreciation expenses related to acquisitions from comparable Non-GAAP measures for similar reasons. Management considers Core adjusted net income to be meaningful to investors as supplemental financial information when evaluating the Company’s performance against other market participants and when comparing the Company’s results with prior periods.

In consideration of the Staff’s comment and in order to provide more robust disclosure to investors, the Company will add the following disclosure in its future SEC filings and earnings presentations (added disclosure is in bold and underlined):

“We use core EBITDA, core adjusted net income and core earnings per share (or core EPS) as indicators of the company’s ongoing operating financial performance. Core EBITDA represents earnings before depreciation and amortization, net interest expense and income taxes, further adjusted for the following items:

•	adjustments related to carried interest incentive compensation expense (reversal) to align with the timing of associated revenue,

•	integration and other costs related to acquisitions,

•	costs incurred related to legal entity restructuring,

•	efficiency and cost-reduction initiatives,

•	provision associated with Telford’s fire safety remediation efforts,

•	the portion attributable to non-controlling interests,

•	write-off of financing costs on extinguished debt,

•	asset impairments,

•	charges related to indirect tax audits and settlements,

•	a one-time gain associated with remeasuring an investment in an unconsolidated subsidiary to fair value as of the date the remaining controlling interest was acquired,

•	fair value changes on certain non-core non-controlling equity investments, and

•	the impact of fair value adjustments related to unconsolidated equity investments.

Core adjusted net income represents earnings before the adjustments above and excluding the impact of the following:

•	non-cash amortization expense related to intangible assets and impairment charges of goodwill attributable to acquisitions, and

•	restructuring activities and related impact on income taxes and non-controlling interest.

We believe that investors may find these measures useful in evaluating our operating performance compared to that of other companies because their calculations generally eliminate the effects of acquisitions, which would include impairment charges of goodwill and intangibles created from acquisitions, the effects of financings and income taxes and the accounting effects of capital spending. The presentation of Core adjusted net income, excluding amortization of intangible assets acquired in business combinations, is useful to investors as a supplemental measure to evaluate the Company’s ongoing operating performance. While amortization expense of acquisition-related intangible assets is excluded from Core adjusted net income, the revenue generated from the acquired intangible assets is not excluded.”

In future SEC filings and earnings presentations, the Company will not include any adjustments related to the depreciation of acquired technology in Core adjusted net income.

2.

We note that you deduct certain passed through costs to derive net revenue, a non-GAAP financial measure that you use to evaluate the operating performance of the Company and its segments. We note your disclosure that these costs are largely associated with subcontracted vendor work performed for clients and is passed through to the client generally with no margin. As such, it appears that some of the passed through costs may have a profit margin. Please provide us with more information regarding the nature and terms of contracts with passed through costs that have a profit margin and contracts with passed through costs that do not have a profit margin, including the terms of any fees earned by you under the contracts. In your response, please tell us whether the terms of your contracts specifically require the customer to reimburse you for amounts paid to subcontractors and include an example of the contract terms in your response. In addition, please include an explanation of how you considered Question 100.04 of the Compliance & Disclosure Interpretation on Non-GAAP Financial Measures in determining the appropriateness of this adjustment. This comment applies to your presentation of net revenue throughout your Form 10-K and in your earnings release.

Response:

The Company respectfully acknowledges the Staff’s comment regarding the presentation of pass-through costs and net revenue in the Company’s 2024 Form 10-K and earnings release. These pass-through costs consist of costs related to work performed by third-party subcontractors for clients. We believe it is useful to investors, and not misleading or inappropriate, to present a non-GAAP disclosure of net revenue exclusive of the pass-through costs for third-party services because it presents a meaningful measure of the revenue generated by the Company’s own employees. A small margin is earned on pass-through costs for third-party services on some, but not all, contracts. For those contracts, the margin earned on the pass-through third-party subcontracting services in 2024 was immaterial representing 0.2% of gross revenue and 0.5% of pass-through costs also recognized as revenue. Management treats the nominal margin earned (sometimes referred to as mark-up) on third-party services as compensation to cover the costs of administering the pass-through services.

Overview

Approximately 75% of the pass-through costs reported in 2024 are found in our Facilities Management (“FM”) business within our Global Workplace Solutions (“GWS”) segment in 2024 and Building Operations and Experience (“BOE”) segment in 2025. The remaining roughly 25% is found in our Project Management business which was reported as part of the GWS segment in 2024 and the Project Management segment in 2025. Pass-through costs represent costs for work performed by third-party vendors that we or our clients have subcontracted to perform FM or Project Management services. Our FM business provides day-to-day management of client-occupied spaces and includes headquarter buildings, regional offices, administrative offices, data centers, manufacturing and laboratory facilities, distribution facilities and retail space. CBRE’s FM contracts require us to provide, or arrange for third parties to provide, certain services related to the day-to-day operations of client facilities, such as interior and exterior cleaning and maintenance; food services; landscape maintenance and grounds care; trash removal; and snow and ice removal. Project Management provides project and program management services to clients, many of whom also contract with CBRE to provide FM services. The contract terms for FM and Project Management arrangements are similar and have pass-through costs. Therefore, we have focused our explanation and examples below on contracts in our FM business.

Contract Terms

Contracts for FM services vary from client to client but are negotiated to achieve a target margin for the overall suite of services provided to the client. These contracts are typically structured as fixed fee, gross maximum price or cost plus arrangements, such that we receive fees based on one or a combination of the following: (i) a monthly management fee, (ii) reimbursement of client-dedicated personnel costs and associated overhead expenses, (iii) reimbursement of third-party vendor spend (with or without a margin), and/or (iv) incentives if specified performance targets are satisfied. The fees we earn, particularly on labor, overhead costs and third-party costs, vary from client to client based on individual negotiations.

Sample Contract Terms

Below you will find sample language from two of our contracts; one with no margin on third-party service costs and one with a small mark-up on a portion of the third-party service costs. Terms in these sections, such as controllable and non-controllable costs, are terms defined in individual contracts and may vary by client.

Customer Contract #1 (no margin):

Pass-through Expenses shall mean charges and expenses designated in this Schedule X as payable on a pass-through basis. Supplier will not be entitled to any additional margin or mark-up on Pass-through Expenses.

Customer Contract #2 (margin):

The “Management Fee Rate” shall be, as applicable, X% for Controllable Costs and X% for Non-Controllable Costs. The Management Fee Rates shall remain fixed for the term of the Global Service Agreement. Controllable Costs shall mean all charges and other expenses Contractor expects to incur or directly manage during the Contract Year corresponding to the Annual Budget for such Contract Year…including, without limitation: (i) the charges related to fully burdened labor and any salary increments for account and site level management, supervision and service delivery staff; (ii) the charges incurred in connection with the use of subcontractors… .

Pass-through costs without margin

Under customer contract #1 above, we do not earn a margin on the pass-through costs subcontracted to fulfill the terms of the contract. In these situations, we earn a monthly management fee (fixed or variable), which can be based on square footage managed or occupied, dedicated labor, or a percentage of total costs incurred, excluding third-party services.

Pass-through costs with margin

Under customer contract #2 above, our management fee, which is a negotiated amount, may include monthly fees calculated based on one or a combination of the following: square footage managed or occupied, a margin on dedicated labor, or a percentage of total costs incurred, including third-party services. As previously noted, the margin on third-party services is nominal and intended as compensation to cover the costs of administering the pass-through services.

Consideration of Question 100.04 of the Compliance & Disclosure Interpretation (C&DI) on Non-GAAP Financial Measures

Management considered Question 100.04 of the C&DI on Non-GAAP Financial Measures when evaluating the appropriateness of the adjustment and determined that the adjustment was appropriate and reasonable given it is disclosed as non-GAAP and that it provides investors with valuable supplemental financial information reflecting the revenue generated on services provided by CBRE employees. Third-party spend under client contracts can fluctuate significantly as the timing and extent of third-party services required by our clients can vary period-over-period and, as noted above, the Company earns a nominal margin on third-party subcontractor expenses; therefore, adjusting gross revenue to exclude these pass-through costs provides investors with supplemental financial information in a more transparent presentation of the performance of the Company’s core operations and its employees by focusing on the revenue generated by such operations. In addition, the adjustment does not accelerate or change the timing of revenue recognition or change the measurement of revenue recognized but instead provides a subset of GAAP revenue recognized during the period.

Pass-through costs are a component of gross revenue and the Company believes it is useful, and not misleading, to present a non-GAAP measure of net revenue exclusive of the pass-through costs for third-party services. Our investors and analysts that follow the Company regularly ask questions about this net revenue measure and related margin on net revenue measures, an indication that the measures are useful to readers of our filings.

Next Steps

In consideration of the Staff’s comments, we advise the Staff that we will change the title of this non-GAAP measure from “Net Revenue” to “Adjusted Net Revenue” in future SEC filings and earnings presentations to more clearly identify it as a non-GAAP financial measure and that the intent of the presentation is not to imply we are an agent for revenue recognition. We will also monitor the margin on pass-through costs to ensure that it continues to be immaterial to gross revenue and would adjust our presentation if it were to ever become material.

Should you have any questions regarding this matter, please feel free to contact me at (212) 984-8384.

Sincerely,

/s/ Emma Giamartino

Emma Giamartino

Chief Financial Officer

CBRE Group, Inc.

cc:	William B. Brentani, Simpson Thacher & Bartlett LLP

Kelli Schultz, Simpson Thacher & Bartlett LLP

John Kemnitz, KPMG LLP